Exhibit 99.1

Daqo New Energy Announces Long-Term High-Purity Polysilicon Supply Agreement with Trina Solar

Shanghai, China – November 30, 2020 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it signed a long-term high-purity polysilicon supply agreement with Trina Solar (SSE:688599) (“Trina”), a global leading solar PV system integrator.

Under the supply agreement, Daqo New Energy will provide Trina with high-purity mono-grade polysilicon in a total amount of 30,000 MT ~ 37,600 MT between November 2020 and December 2023. Actual prices will be negotiated by both parties monthly according to market conditions. As part of the supply agreement, Trina will make an advance payment to Daqo New Energy.

Mr. Jifan Gao, Chairman of Trina Solar, commented, "As a global leading solar PV solution provider, we are always committed to innovation and quality improvement. We are pleased to enter into a long-term partnership with Daqo New Energy. This will help us better execute our strategy, which is to provide advanced solar PV products and solutions with higher efficiency so as to address fast growing demand in solar PV market, drive grid parity and benefit society through green energy.”

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “We are very pleased to deepen our cooperation with Trina Solar with this three-year polysilicon supply agreement. We will continue to provide first-class polysilicon products to our customers and work with them to facilitate innovation, improve conversion efficiency, reduce levelized cost and achieve grid-parity for solar PV energy.

About Trina Solar

Founded in 1997 as a world leading solar PV system integrator, Trina Solar’s business includes R&D, manufacture and sales of solar PV modules, power plants and system products, solar PV power generation and operations and maintenance and service, R&D and sales of smart micro-grid, multi-energy system, and smart energy cloud platform operations.

About Daqo New Energy

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.